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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         QUICKTURN DESIGN SYSTEMS, INC.

----------------------------------------------------------------(Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74838E 10 2
                                 --------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP NO.  74838E 10 2

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL
    J. O'BRIEN, BENNO C. SCHMIDT, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) /X/
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3   SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

    A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.

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                  5  SOLE VOTING POWER
   NUMBER OF          0 SHARES OF COMMON STOCK
     SHARES      ---------------------------------------------------------------
  BENEFICIALLY    6   SHARED VOTING POWER
    OWNED BY          0 SHARES OF COMMON STOCK
      EACH       ---------------------------------------------------------------
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON           0 SHARES OF COMMON STOCK
      WITH       ---------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER
                      0 SHARES OF COMMON STOCK

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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0 SHARES OF COMMON STOCK
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0.0%
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12  TYPE OF REPORTING PERSON*
    PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1(a).  Name of Issuer:

    Quickturn Design Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

    440 Clyde Avenue
    Mountain View, CA 94043


Item 2(a).  Name of Person Filing:

    J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael
C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

Item 2(b).  Address of Principal Business Office or,
              if none, Residence:

    J. H. Whitney & Co.
    177 Broad Street
    Stamford, CT  06901

Item 2(c).  Citizenship:

    J. H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

Item 2(d).  Title of Class of Securities:

    Common Stock.

Item 2(e).  CUSIP Number:

    74838E 10 2

Item 3.

    Inapplicable.
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Item 4.  Ownership:

    The following information is provided as of December 31, 1996:

    (a)  Amount Beneficially Owned:

            J. H. Whitney & Co. is the beneficial owner of 0 shares.(1)

    (b)     Percent of Class:

            0.0%

    (c)     Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  0 shares.

            (ii)  shared power to vote or to direct the vote:

                  0 shares.

            (iii) sole power to dispose or to direct the disposition of:

                  0 shares.

            (iv)  shared power to dispose or to direct the disposition of:

                  0 shares.

Item 5.   Ownership of Five Percent or Less of a Class:

    As of the date hereof, the reporting person is not the beneficial owner of more than five percent of the issuer's common stock.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

    No other person has the right to receive or the power to direct the receipt of dividends from,

--------

(1) The figure for the amount beneficially owned by J. H. Whitney & Co. does not include the following shares of Common Stock owned directly by the following general partners of J. H. Whitney & Co., with respect to all of which J. H. Whitney & Co. disclaims beneficial ownership: (i) Ray E. Newton, III - 17,364 shares; (ii) Michael R. Stone - 11,896 shares; and (iii) Michael C. Brooks - 76,016 shares.
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or proceeds from the sale of, the securities owned by J. H. Whitney & Co.

Item 7.   Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company:

    Inapplicable.

Item 8.   Identification and Classification of Members of the
            Group:

    Inapplicable.

Item 9.   Notice of Dissolution of Group:

    Inapplicable.

Item l0.  Certification:

    Inapplicable.

Signature:

    After reasonable inquiry and to the best of its knowledge and belief, J. H. Whitney & Co. certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997


                        J. H. WHITNEY & CO.


                        By:  /s/ Daniel J. O'Brien
                           __________________________
                                 Daniel J. O'Brien
                                 General Partner